Exhibit 23.2

      We consent to the inclusion of our report dated March 11, 1996, except for
Note 7 which is as of March 27, 1996 relating to the consolidated balance sheets of Leasing Edge Corporation and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended included herein and to the reference to our firm under the heading "Experts" in the Post- Effective Amendment No. 3 on Form SB-2 to the registration statement (No. 33-93274) on Form S-2 of Leasing Edge Corporation. Our report covering the 1995 and 1994 consolidated financial statements contains an explanatory paragraph that states that management discovered certain errors in the 1994 consolidated financial statements. Accordingly, the previously issued financial statements as of and for the year ended December 31, 1994 have been restated to correct such errors.


December 3, 1996                                       /s/ KPMG Peat Marwick LLP